Filed pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-182722

July 18, 2012

Contact:

Patrick Pedonti

Chief Financial Officer

Tel: +1-860-298-4738

E-mail: InvestorRelations@sscinc.com

SS&C Announces Commencement of Public Offering of Common Stock

WINDSOR, CT – July 18, 2012 - SS&C Technologies Holdings, Inc. (NASDAQ: SSNC) today announced that the previously announced public secondary offering of 7,000,000 shares of its common stock offered by investment funds affiliated with The Carlyle Group to Citigroup, acting as underwriter for the offering, has been offered by the underwriter to purchasers in one or more transactions directly or through agents, or through brokers in brokerage transactions on The NASDAQ Global Select Market, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices that may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Upon completion of the offering, investment funds affiliated with The Carlyle Group will own approximately 27.37% of the common stock of SS&C. The offering is expected to close and settle on July 23, 2012, subject to customary closing conditions. Neither SS&C nor SS&C’s management is selling any shares of common stock in the offering, and SS&C will not receive any of the proceeds from the offering of shares by the selling stockholders.

A shelf registration statement (including a prospectus) relating to the offering of the common stock has previously been filed with the U.S. Securities and Exchange Commission and has become effective. Before investing, you should read the prospectus and other documents filed with the Securities and Exchange Commission for information about SS&C Technologies Holdings, Inc. and this offering. A copy of the prospectus may be obtained from Citigroup, Brooklyn Army Terminal, 140 58th Street, Brooklyn, NY 11220 (Tel: 800-831-9146).

This press release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.